November 25, 2014

VIA ELECTRONIC MAIL AND EDGAR

Re:	European Investment Bank—Amendment No. 2 to Registration Statement under Schedule B (File No. 333-198097)

Dear Ms. Quarles:

We refer to the letter dated October 6, 2014 (the “Comment Letter”) from the Securities and Exchange Commission (the “SEC”) to the European Investment Bank (the “EIB” or the “Registrant”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to Amendment No. 1 to the Registration Statement under Schedule B (File No. 333-198097) filed with the SEC on October 3, 2014 (as so amended, the “Registration Statement”).

Concurrently with this response letter, the Registrant is electronically transmitting Amendment No. 2 to the Registration Statement (the “Amendment No. 2”). Amendment No. 2 includes revisions made in response to the comments of the Staff in the Comment Letter.

The numbered paragraphs below set forth the Staff’s comments together with the EIB’s responses.  Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Registration Statement.

General

1.   We note that you have filed counsel’s opinion as Exhibit H, but you have not filed an executed legal opinion relating to matters other than the laws of the State of New York and the Federal laws of the United States of America. Please file an executed legal opinion that opines on matters governed by the Treaty, the Statute and the laws of the Member States as defined in Exhibit E. Finally, confirm that you will file legal opinions related to each debt takedown.

      In response to the Staff’s comments, the EIB has revised the Registration Statement to include an executed legal opinion relating to certain matters governed by the Treaty, the Statute and the laws of the Member States, as requested. Please see Exhibit I of Amendment No. 2. Finally, the Registrant confirms that it will file legal opinions related to each debt takedown.

2.   Please state in Exhibit H or in a separate tax opinion that the disclosure in the registration statement is counsel’s opinion. Because it appears that you will not provide a long-form tax opinion that sets forth the matters on which counsel has opined, please revise the disclosure in the Taxation section to state that it is the opinion of counsel and remove any characterizations of that section as a summary.

      In response to the Staff’s comments, the Registrant will amend the disclosure in the Taxation section of the Registration Statement to state that it is the opinion of counsel and remove any characterizations of that section as a summary. Please see page 23 of Amendment No. 2. Additionally, Cravath, Swaine & Moore LLP, U.S. counsel to the EIB, has revised its opinion to confirm that the discussion under the caption “Taxation—United States Taxation” in the prospectus included in the Registration Statement is counsel’s opinion. Please see Exhibit H of Amendment No. 2.

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  The EIB hopes that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact me at +44 20 7453 1020.

Sincerely,

/s/ Philip J. Boeckman

Philip J. Boeckman

Ms. Ellie Quarles
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Copy to:
Ms. Nicola Barr
Mr. Richard Schnopfhagen
Mr. Sandeep Dhawan
Ms. Alessia Proto
European Investment Bank
98-100, boulevard Konrad Adenauer
L-2950 Luxembourg
Grand Duchy of Luxembourg